

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 19, 2025

Eric H. Baker
Chief Executive Officer
StubHub Holdings, Inc.
175 Greenwich Street, 59th Floor
New York, New York 10007

> **Re: StubHub Holdings, Inc.**
> **Amendment No. 12 to Draft Registration Statement on Form S-1**
> **Submitted February 20, 2025**
> **CIK No. 0001337634**

Dear Eric H. Baker:

We have reviewed your amended draft registration statement and have the following comment(s).

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 12, 2024 letter.

Amendment No. 12 to Draft Registration Statement on Form S-1 submitted February 20, 2025
"We face intense competition in the ticketing industry . . . ", page 25

1.   We note your disclosure that your new direct issuance business faces significant competition from other national, regional and local original issuance ticketing service providers. Please revise this risk factor, or add a separate risk factor as appropriate, to discuss the specific concentration and size of StubHub's competitors in direct issuance ticketing, particularly given your statement on page 115 that you believe StubHub is positioned to become the global destination for consumers to access live event tickets, including those being sold directly by teams, artists and other content rights holders.

Additionally, on page 115, revise to provide the basis for this belief by including a discussion of the concentration and size of StubHub's competitors in this business. The disclosure should provide enough information to investors so that they can gauge the likelihood of, and any obstacles to, your ability to become the global destination for both direct issuance and secondary ticketing. Add related disclosure elsewhere that you discuss this goal, as appropriate.

Components of Results of Operations, page 82

2.   Please revise your disclosure to further explain what you mean by "controlled tickets" and whether these tickets are the same as the tickets distributed by content rights holders through the direct issuance model. Also clarify whether you are the owner of controlled tickets, and, if not, what it means that you control these tickets. In addition, on page F-36, you state that you have future purchase commitments for controlled tickets. Please tell us the general nature of your purchase obligations for controlled tickets and clarify at what point in time you purchase the tickets. Please also explain what is included in controlled ticket costs, as we note that this was one of the primary reasons for a $102.2 million overall increase in the cost of revenue year-over-year. Please quantify the amount of the controlled ticket costs to the extent material.

Results of Operations
Comparison of the Years Ended December 31, 2024 and 2023, page 85

3.   You attribute several factors for the increase in cost of revenues with no quantification. Please revise to quantify the factors cited and, as applicable, describe any known trends or uncertainties that have had or that are reasonably likely to have a material change in the relationship between costs and revenues. Refer to Item 303(b) of Regulation S-K.

4.   You disclose an increase in revenues of $402.9 million or 29.5% while sales and marketing expenses increased $310.2 million or 59.9%. You attribute the increase in sales and marketing expense primarily to $317.1 million in advertising. Please further explain the advertising investments in new initiatives and discuss any known trends or uncertainties that have had or that are reasonably likely to have a material change in the relationship between your costs and revenues. Refer to Item 303(a) and (b) of Regulation S-K.

Non-GAAP Financial Measures, page 93

5.   We note your response to prior comment one and re-issue the comment. Please revise the charts presenting non-GAAP measures to disclose with equal or greater prominence the comparable GAAP measure. Refer to Question 102.10(a) of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations for guidance.

General

6.   We note your revised disclosure that both "Content" and "Content rights holder" refers to a "content owner, such as a performer, artist or team . . . ." Please tell us why you are characterizing such content owners as "Content" in addition to "Content rights holder," and explain why you now use the new term "Content" throughout various aspect of your disclosure. In this regard, and as examples only, we note your revised

March 19, 2025
Page 3

disclosures that "[i]t allows Content to derisk inventory positions" and that "Content has historically relied on legacy primary ticketing models . . . ."

Please contact Nasreen Mohammed at 202-551-3773 or Joel Parker at 202-551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Brian Fetterolf at 202-551-6613 or Erin Jaskot at 202-551-3442 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Adam J. Gelardi